UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sucampo Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

864909106

(CUSIP Number)

David N. Oakey, Esquire

McGuireWoods LLP

800 East Canal Street

Richmond, VA 23219

(804) 775-1022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. Sachiko Kuno I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,537,627(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,537,627(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,537,627(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 2,400,283 shares held by Sachiko Kuno Foundation, Inc., a nonstock corporation for which the reporting person currently serves as the sole director (the “Foundation”). The reporting person disclaims beneficial ownership of the shares held by the Foundation.

1	NAMES OF REPORTING PERSONS. SK Impact Fund, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 47-4914300
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION District of Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,137,344
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,137,344
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,137,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON OO

Explanatory Note: This Schedule 13D relates to Shares (as defined below) previously reported as being beneficially owned by Sachiko Kuno on a Schedule 13G originally filed with the Securities and Exchange Commission on February 14, 2008 and most recently amended on February 16, 2016.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A common stock, par value $0.01 (the “Shares”), of Sucampo Pharmaceuticals, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 850 King Farm Boulevard, Suite 550, Rockville, Maryland 20850.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Sachiko Kuno, a United States citizen (“Dr. Kuno”), and SK Impact Fund, LLC, a limited liability company organized under the laws of the District of Columbia (the “LLC” and, together with Dr. Kuno, the “Reporting Persons”). The principal office address for the LLC and the business address for Dr. Kuno is 2001 L Street, NW, Suite 750, Washington, DC 20036. Dr. Kuno serves as the manager and President of the LLC and also serves as the sole director and President of Sachiko Kuno Foundation, Inc. (the “Foundation”), which maintains its principal office at 28307 Mallard Drive, Easton, Maryland. Dr. Kuno also serves as trustee of the Sachiko Kuno 2002 Revocable Trust (the “Trust”), which is the sole member of the LLC. The LLC serves as an investment vehicle for Dr. Kuno.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information concerning the officers (other than Dr. Kuno) of the LLC (the “Listed Persons”) required by this item is provided on Schedule A attached hereto and is incorporated herein by reference. To the LLC’s knowledge, during the last five years, none of the Listed Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in greater detail in Item 5(c) below, the Shares held by the LLC were contributed to it by the Trust. The Shares held by the Foundation were received from S&R Foundation and the Trust in a series of gift transactions.

Item 4.	Purpose of Transaction.

On January 16, 2015, the Issuer filed a Registration Statement on Form S-3 (the “Registration Statement”) relating to the resale of the Shares currently held by the LLC. The Registration Statement provides for selling stockholders to, through a variety of methods, sell, transfer or otherwise dispose of any or all of the Shares registered thereunder from time to time, on any stock exchange, market or trading facility on which the Shares are traded or in private transactions.

The Registration Statement was filed pursuant to the terms of a registration rights agreement entered into by the Issuer, Dr. Kuno and the other selling stockholders party thereto on January 15, 2015. Under the terms of the registration rights agreement, the Issuer must use commercially reasonable efforts to maintain the effectiveness of the Registration Statement until the earliest of (i) the date on which all of the Shares covered by the Registration Statement have been disposed of, (ii) January 27, 2017 (or an earlier date depending on the Issuer’s ability to use and maintain the effectiveness of a Form S-3 registration statement), or (iii) the date on which the Shares may be sold without restriction under Rule 144. The Issuer may, however, suspend the use of the prospectus included in the Registration Statement for up to 90 days in certain circumstances. In addition, the Issuer may, in certain circumstances, require any selling stockholders to refrain from selling or distributing any Shares under the Registration Statement or otherwise for a period of up to 180 days.

The Reporting Persons have no present plans or proposals which relate to, or would result in, any one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, but do reserve the right to, from time to time, (i) acquire additional Shares or (ii) dispose of Shares through the use of the Registration Statement or otherwise.

Given its status as a significant shareholder, representatives of the LLC may, from time to time, engage in discussions with the Issuer regarding the Issuer’s corporate strategy and general business activities.

Item 5.	Interest in Securities of the Issuer.

(a)	The number and percentage of Shares beneficially owned by the Reporting Persons is provided in Items 11 and 13 of each of their respective Cover Pages and is incorporated herein by reference. The beneficial ownership percentage reflected on each Cover Page is based on the total number of Shares reported as outstanding in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2016. The number and percentage of Shares beneficially owned by the Listed Persons is set forth on Schedule A and is incorporated herein by reference.

Dr. Kuno is the indirect beneficial owner of the 8,137,344 Shares held by the LLC. Dr. Kuno may also be deemed to be the indirect beneficial owner of the 2,400,283 Shares held by the Foundation. Dr. Kuno, however, disclaims beneficial ownership of the Shares held by the Foundation.

(b)	The nature of the Reporting Persons’ voting and dispositive power with regard to the Shares described in Item 5(a) above is reflected in Items 7 through 10 of each of their respective Cover Pages, which information is incorporated herein by reference. The nature of the Listed Person’s beneficial ownership of Shares is set forth on Schedule A and is incorporated herein by reference.

(c)	On December 19, 2016, S&R Technology Holdings, LLC, which Dr. Kuno serves on the Board of Managers of, distributed on a pro rata basis all 18,274,689 Shares that it held to its members, which include the Trust. Also on December 19, 2016, the Trust, which received 9,137,344 Shares in the distribution, contributed 8,137,344 Shares to the LLC and gifted 1,000,000 Shares to the Foundation. Any transactions engaged in by the Listed Persons’ during the past 60 days are described on Schedule A and incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The first two paragraphs of Item 4 above are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.1	-	Joint Filing Agreement dated as of December 28, 2016, by and between SK Impact Fund, LLC and Sachiko Kuno.

Exhibit 1.2	-	Registration Rights Agreement, dated as of January 15, 2015, by and among the Issuer and the Selling Stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-3 filed January 16, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2016

/s/ Sachiko Kuno
Sachiko Kuno

SK IMPACT FUND, LLC

By:	/s/ Sachiko Kuno
Name: Sachiko Kuno
Title: Manager

Schedule A

Name	Position and Present Principal Occupation	Shares Beneficially Owned
Kei Tolliver	Secretary and Treasurer, SK Impact Fund, LLC. Founder, Kei S. Tolliver Law, LLC	1,800[1]

Ms. Tolliver is a citizen of Japan.

The principal business address for Ms. Tolliver is 2001 L Street, NW, Suite 750, Washington, DC 20036.

1.	Represents less than 1% of the outstanding Shares. All 1,800 Shares are held directly by Ms. Tolliver.

Ms. Tolliver did not engage in any transactions in Shares during the past 60 days.